[VONAGE]
February 2, 2015

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)
Form 10-K for Fiscal year Ended December 31, 2013
Filed February 13, 2014
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your January 22, 2015 letter with respect to the above-captioned filing, together with the responses of the Company to each comment.
Consolidated Statements of Income, page F-5

1.
We note your response to comment 1. It remains unclear to us how your presentation complies with Rule 5-03(b)(2). While we recognize the allocation of costs may be difficult, it is unclear why a reasonable allocation methodology cannot be determined in order to comply with the requirement to present costs of revenues, including payroll, facilities and any other costs attributable to revenues, separate from selling, general and administrative expenses. Please revise or explain why you believe this guidance does not apply.

Prior to the Staff’s comment, the Company did not have in place a methodology to allocate expenses between costs of revenues and selling, general and administrative expenses. However, the Company agrees that a reasonable allocation methodology can be put in place to present costs of revenues separate from selling, general and administrative expenses and so, in response to the Staff’s comment, the Company will develop and implement an appropriate methodology to determine the proper allocation of expenses beginning with its current first fiscal quarter of 2015 and will disclose the revised allocation beginning with its Quarterly Report on Form 10-Q for the first quarter of 2015. This methodology will include the implementation of a time tracking and reporting system whereby employees will allocate time between revenue and non-revenue functions. Due to the fact that there is no systematic, reliable way to apply this methodology to prior periods, the Company will present prior period expenses using the actual allocation percentages found for the current period. This approach will provide a comparable basis for the estimates of prior period allocation for which no methodology was in place. Disclosure will be included to explain the allocation methodology to investors.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Kurt M. Rogers, Esq.